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                               May 9, 2023

       Michael Nieri
       Chief Executive Officer
       United Homes Group, Inc.
       90 N Royal Tower Drive
       Irmo, SC 29063

                                                        Re: United Homes Group,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 28,
2023
                                                            File No. 333-271527

       Dear Michael Nieri:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 28, 2023

       General

   1. Revise your prospectus to disclose the price that each selling stockholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the selling stockholder acquired their shares and notes, and the price that the public
stockholders acquired their shares. Disclose that while the selling stockholders may
experience a positive rate of return based on the current trading price, the public stockholders
may not experience a similar rate of return on the securities they purchased due to
differences in the purchase prices and the current trading price. Please also disclose the
potential profit the selling stockholders will earn based on the current trading price. Lastly,
please include appropriate risk factor disclosure.
 Michael Nieri
FirstName  LastNameMichael
United Homes   Group, Inc. Nieri
Comapany
May  9, 2023NameUnited Homes Group, Inc.
May 9,
Page 2 2023 Page 2
FirstName LastName
Prospectus Cover Page, page i

2. For each of the securities being registered for resale, disclose the price that the selling stockholders paid for such securities.
Summary, page 1

3. Please expand your discussion here and elsewhere in the prospectus to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company s common stock.
         Your discussion should highlight the fact that PIPE investors will be able to sell their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Risk Factors, page 8

4. Please revise to update your risk factor disclosure throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

                Your risk factor disclosure on page 24 states that "[t]here may be a large number of
              Class A Common Shares that could be sold in the market following the completion of the Business Combination or shortly thereafter." This disclosure should be revised in light of this prospectus facilitating those resales.
                Your risk factor disclosure on page 30 notes that "the Private Placement Warrants . . .
              may not, subject to certain limited exceptions, be transferred, assigned or sold by the
              Sponsor or Anchor Investors until 30 days after the completion of an initial business combination." Given that the initial business combination was consummated on
              March 30, 2023, please update your disclosure here and throughout your prospectus to reflect this development.
5. Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your concurrent registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
         Also disclose that even though the current trading price is at or significantly below the
         SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
 Michael Nieri
FirstName  LastNameMichael
United Homes   Group, Inc. Nieri
Comapany
May  9, 2023NameUnited Homes Group, Inc.
May 9,
Page 3 2023 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
49

6. It appears that many of the projections for the year ended December 31, 2022, as set forth in the unaudited prospective financial information management prepared and provided to
         the Board, the company   s financial advisors and Diamondhead Holdings
Corp. in
         connection with the evaluation of the business combination, were not met. For example, we note that the projected revenues for 2022 were $515.5 million and your actual 2022 revenues were approximately $477.0 million and projected home closings for 2022 were
         1,736, but the actual closings were 1,605, representing a decrease from 2021. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide
         updated information about the company   s financial position and
further risks to the
         business operations and liquidity in light of these circumstances.
7. We note your disclosure on page 52 regarding the negative impact on housing demand resulting from increased mortgage rates. Please update your disclosure to identify actions planned or taken, if any, to mitigate this result from inflationary pressures.
8. We note your disclosure on page 61 that the Wells Fargo Syndicated Line will not be renewed after its July 2024 maturity date and "[t]he Company is in active pursuit of additional debt arrangements and does not expect any significant impact from a financial statement and liquidity perspective." Please reconcile this disclosure with that on page 20 that "[i]f [you] are unable to find a new source of borrowing on acceptable terms . . . [it]
         could have a material adverse effect on [y]our operations and financial condition."
9. In light of the significant number of redemptions from the extension and business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Shares, expand your discussion of capital resources to address any changes in the company s liquidity position since the business combination. If the company is likely to have to seek additional capital,
         discuss the effect of this offering on the company   s ability to
raise additional capital.
Principal Stockholders, page 102

10. Please revise to identify the natural person(s) with voting and/or dispositive control over the shares held by Antara Capital, PWN Trust 2018, MEN Trust 2018, and PMN Trust
         2018. Refer to Item 403 of Regulation S-K.
Signatures, page II-7

11. Please include the signature of your principal accounting officer or controller. Refer to
         Instruction 1 to Signatures of Form S-1.
 Michael Nieri
FirstName  LastNameMichael
United Homes   Group, Inc. Nieri
Comapany
May  9, 2023NameUnited Homes Group, Inc.
May 9,
Page 4 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 if you
have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Andrew M. Tucker